Saipem

07027126

Eni

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 0 3 2007
WASH. D.C. 186 SECTION

Rif./Prot. SEGR/ 351
San Donato M.se, October 1 , 2007

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 19th September 2007
- Saipem Press Release dated 19th September 2007
- Saipem Press Release dated 27th September 2007

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

10/15

LLOYD'S REGISTER QUALITY ASSURANCE ISO9001
UKAS QUALITY MANAGEMENT 001

Saipem

Eni

Saipem signed new contracts in the Offshore for a total value of 700 million USD

San Donato Milanese, 19 September 2007 – Saipem signed new contracts in the Offshore in Saudi Arabia and Spain, for a total amount of approximately 700 million USD.

Saudi Arabia

Saudi Aramco has signed with a consortium comprising Saipem and its Saudi Arabian partners TAQA and Al Rushaid a long term agreement for the construction, transport and installation of offshore facilities in the Kingdom, aimed at maintaining the Country's oil production capacity (Maintain Potential Facilities Programme).

The agreement has a firm duration of approximately seven years, plus two three-year options, and encompasses the engineering, procurement, construction, transport and installation of offshore platforms and pipelines.

A minimum workload is guaranteed during the first four years of the agreement, consisting of 16 platforms and 80 kilometres of sealines, in addition to the lay of the cables, ancillary to the platforms. Saudi Aramco will periodically confirm the scope of subsequent works to be executed, valued on the base of a "price-per-unit" agreed scheme.

Fabrication works will be carried out in a yard currently under construction in Dammam, approximately 400 kilometres east Riyadh, Saudi Arabia, while the offshore activities will be performed by the vessel Castoro II.

Saudi Aramco is expected to issue the first plans and budget allocation in the fourth quarter of 2007.

Spain

In the framework of the project to supply Balearics island of Ibiza and Mallorca with natural gas, ENAGAS has awarded a joint venture between Saipem and Fomento De Construcciones Y Contratas, S.A. (FCC), the contract for the T&I of two 20" offshore pipelines for a total length of approximately 270 km.

The first sealine will connect Playa Devesa in mainland Spain to the landfall in Ibiza at Punta de Cala Gracio, for a length of approximately 123 km, reaching a maximum water depth of 1000 metres; the second sealine will connect Ibiza to the landfall in Mallorca at San Juan de Dios, for a length of approximately 146 km, with a maximum water depth of 800 metres. Saipem's scope of work includes project management & engineering, offshore survey, transport & installation, trenching & backfilling and pre-commissioning. Offshore activities will be carried out mainly by the vessel Castoro Sei, in different time frames between the beginning of 2008 and the first quarter of 2009.

Saipem

Eni

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-025201
Fax +39-0252054295
www.saipem.eni.it

SAIPEM INTERIM RESULTS 2007

- **Saipem confirms net profit of 268 million euro (+65%)**

San Donato Milanese, September 19, 2007 - Today, the Board of Directors of Saipem S.p.A. has approved the Saipem Group consolidated interim results for the six months ended June 30, 2007, which are subject to a limited audit. Saipem confirms an operating profit of 409 million euro (+ 68%) and a net profit of 268 million euro (+ 65%), as reported on July 24, 2007 upon the approval of the Second Quarter Report at June 30, 2007[1].

The Saipem Group Interim Report has been submitted to the company Statutory Auditors and Independent Auditors

We enclose Saipem Group's Reclassified Consolidated Income Statement and Reclassified Consolidated Balance Sheet at June 30, 2007.

The Board of Directors' meeting of Saipem S.p.A. called to approve the Third Quarter Report 2007, which was originally scheduled to take place on November 7, 2007, has been brought forward to October 29, 2007.

[1] *The Second Quarter Report at June 30, 2007 can be downloaded from Saipem's website www.saipem.eni.it*

Contact details

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Reclassified consolidated tables

Reclassified consolidated income statement[2]

(million euros)

Year 2006		First Half 2006	2007	Abs. var.	Var. %
7,517	Operating revenues	3,095	4,735	1,640	53.0
9	Other revenues and income	4	5	1	25.0
(6,697)	Operative costs	(2,752)	(4,192)	(1,440)	52.3
(230)	Amortization, depreciation and write-downs	(103)	(139)	(36)	35.0
599	**Operating profit**	**244**	**409**	**165**	**67.6**
(100)	Financial expenses	(40)	(57)	(17)	42.5
45	Income from investments	24	28	4	16.7
544	**Income before income taxes**	**228**	**380**	**152**	**66.7**
(157)	Income taxes	(64)	(111)	(47)	73.4
387	Net profit	**164**	**269**	**105**	**64.0**
	of which:				
384	**- Saipem net profit**	**162**	**268**	**106**	**65.4**
3	- minority interest	2	1	(1)	(50.0)

Reclassified consolidated balance sheet

(million euros)

	31.12.2006	30.06.2007	Abs. var.
Non-current assets			
Property, plant and machinery	2,345	2,650	305
Other assets	849	805	(44)
Intangible fixed assets	153	141	(12)
Financial investments	**3,347**	**3,596**	**249**
	(176)	(242)	(66)
Net current assets	0	128	128
Employee termination indemnities	(169)	(153)	16
Capital employed	**3,002**	**3,329**	**327**
Net equity inclusive of minority interest	1,585	1,745	160
Net debt	1,417	1,584	167
Cover	**3,002**	**3,329**	**327**

[2] *Please refer to the Director's report section in the consolidated Interim Report for further analysis on the reclassified income statement and balance sheet.*

Saipem

Eni

Saipem sells non core interest in Haldor Topsoe A/S for 340 million euro

San Donato Milanese (Milan), 27 September 2007 – Saipem, as part of its announced plan to dispose of non core assets, has sold its 50% interest in Haldor Topsoe A/S to Mr Haldor Topsoe, for a total value of 340 million euro. Mr Topsoe already holds the remaining 50% interest in the company.

Saipem and Haldor Topsoe A/S will continue their long term commercial relationship, notably in the areas of ammonia and fertilizer.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

END